Filed by Regency Centers Corporation (Commission File No. 001-12298)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Urstadt Biddle Properties Inc. (Commission File No. 1-12803)

The following is a transcript excerpt from the Q&A portion of the Regency Centers Corporation Presentation on June 6, 2023 at 2:15 p.m. ET at the National Association of Real Estate Investment Trusts Conference.

Corporate Participants:

Alan Todd Roth; Regency Centers Corporation; Executive VP of National Property Operations & East Region President

Lisa Palmer; Regency Centers Corporation; President, CEO & Non Independent Director

Michael J. Mas; Regency Centers Corporation; Executive VP & CFO

Conference Participants:

Unidentified Analyst

Wesley Keith Golladay; Robert W. Baird & Co. Incorporated, Research Division; Senior Research Analyst

[….]

Wesley Keith Golladay: Can we talk about that some, that project you mentioned at the beginning, timing, yield cost, how should we think about that?

Alan Todd Roth: Yes, we’re really excited about that. So we obviously just announced that. I think as Lisa mentioned, the day after we announced the acquisition of Urstadt Biddle Properties. So it is going to be Whole Foods anchored. We do expect to deliver 2 Whole Foods likely summer of 2024, so roughly 12 months from now. And it would be roughly a summer of 2025 opening. Total project costs are going to be in the neighborhood of $85 million to $90 million, and we expect to develop to roughly a 7% yield on that project.

Wesley Keith Golladay: And it sounded like things were a little tough to buy at the earnings call and then you bought a company, but just one-off transactions. How are those going?

Lisa Palmer: Yes. The transaction market still remains pretty thin. There’s still a bit of a gap in the bid-ask spread. So as you very politely pointed out, our cost of capital is higher. And we acknowledge that. And private because of the thinness of the transaction markets, kind of the price discovery just isn’t there yet for the quality for the types of shopping centers that we want to buy, the Urstadt Biddle transaction with stock for stock, which is — which makes that a much different equation.

Wesley Keith Golladay: Yes. Maybe just touch upon that. I think it was a 7% cap rate. You do not view that. I think on the conference call, you mentioned that is not representative of where transactions are today?

Lisa Palmer: Again, I think it’s a relative value. I think — I don’t know what you have for our NAV, but if — my guess is if you looked at your estimate of Regency’s NAV, our cap rate is well above where private again, very thinly traded, where private market cap rates are today. So it’s a relative trade. I don’t think — it’s not a look through for market cap rates.

Wesley Keith Golladay: Can you discuss the leasing and redevelopment and other opportunities for revenue upside beyond the $9 million of identified G&A synergies on the deal?

Michael J. Mas: So you’re asking Urstadt Biddle, the kind of the rationale for the investment. Unlike the previous merger that we transacted with Equity One, this is more — it’s kind of — it’s right in front of us. It’s a leasing exercise. It’s — these properties are — look very similar to Regency’s portfolio. Just about any demographic metric you look at, you will see extreme similarities to Regency.

What you’ll also see is a lease-up opportunity from a percent occupancy perspective. So they’re about 200 basis points behind us on small shop occupancy, about 100 basis points behind us in total occupancy. But if you look at our respective histories and look at our historical highs, we’re equal. So the mission in the near to medium term is it’s a leasing opportunity for Regency.

Beyond that, I think we do have collective confidence that in the medium to long term, our asset management team will identify as we will in Regency’s portfolio, incremental tactical redevelopment opportunities. But again, it isn’t like the equity and you have a long — you know our history with the Equity One merger where there was the more significant densification plays. This is much more kind of right in front of us leasing exercise.

Wesley Keith Golladay: Any below market rents that (inaudible)

Michael J. Mas: I think just as our portfolio has below market rents, you’ll find below market rents within this portfolio as well.

Wesley Keith Golladay: And then maybe look at the capital structure of Urstadt, was that attractive to you the preferred that was in place or just the debt that was in place?

Michael J. Mas: Yes. And just to recap that, we are assuming the in-place preferred equity, which is roughly $200 million. We’re assuming the in-place mortgage financing, which is roughly $300 million, both of which had pretty compelling interest rates and coupons. Again, similar to the stock-for-stock transaction, it’s unique that Regency is able to assume a preferred equity issuance in that we’re a public entity. So it separated us from a competitive standpoint, we believe, in our ability to transact.

So I view the preferred equity as a feature of the transaction. 6% coupon should financing costs improve from here. We have an option of redemption later next year when those preferreds open up. So — all in all, I think on balance, it’s really good execution for us.

Wesley Keith Golladay: And then maybe can we talk about the demographics of the portfolio. The household income is a little bit higher, the densities — or actually, the density is lower, though. And so how should we think about that? And maybe at this point, also talk about how Regency cultivates the center, merchandise as a center, how do you optimize?

Lisa Palmer: Alan is excited to answer this. He’s grabbing the mic.

Alan Todd Roth: Just happy to answer it, which is part of why we’re excited about the portfolio. But these are in high-income areas and just the makeup of the communities that they’re in, the density is lower, but it does translate 2 things, higher barriers to entry. And so we feel really good about sort of the dominance of a lot of these assets in those markets. And if you look at retail GLA per capita, you’ll note that that’s also a lot lower in those markets than what you would see in some of these higher dense, even Regency markets. So feel very comfortable on that.

And then to your question, Wes, about sort of remerchandising, I mean that’s what we’re really excited about is the ability to leverage our platform and leverage our relationships. And we’ve got deal makers in California and Dallas and Chicago, really all over the country, but they’re really close, and they not only leverage one another, but they leverage the tools, the technology that we have to really see who are we in negotiation with? Who’s expanding? What are average sales volumes and occupancy cost for these retailers? What kind of rents do they pay? Giving them a platform to really proactively think about merchandising their assets.

And I think the Urstadt team has done a really good job over the years, and that’s one thing that we’re excited about is to give them access to everything at a bigger platform and be able to implement a number of those things to really enhance some merchandising and leasing. So looking forward to it.

Wesley Keith Golladay: All right. So Regency is not known for holding noncore assets, so you get a portfolio, do you have any gifts with purchase that need to be disposed of?

Michael J. Mas: No. Short answer is no. And it’s rare that you can find a large portfolio of consistent quality that meets our very high standards. We don’t need — Regency doesn’t have to grow. We are requisite size. We have large operating platform. We benefit from all the scale benefits that you can name. So it’s very — it’s going back to Lisa’s 3 checkpoints: consistent and accretive quality and this portfolio is consistent throughout.

We will continue to sell properties as we always have, and you know as following us for so long. We will sell small amounts up to about 1% of our footings per year, just good kind of active portfolio management. We might sell a property from this portfolio. And we — just as we might sell a property from the Regency portfolio, the legacy regions portfolio, it will start from the ground up asset by asset, looking for lower growth, lower quality and our disposition.

Lisa Palmer: The noncore percent is really small. So in their portfolio. So then as part of Regency’s much larger portfolio, it’s even smaller and not much different than kind of noncore we already have in our portfolio today.

Wesley Keith Golladay: Then you did highlight G&A synergies in the portfolio. How long will it take to realize those after you close? I think the closing is 3Q or 4Q?

Michael J. Mas: Shortly after closing. Nearly — there’ll be some costs that will — transition costs that will extend. But shortly after closing, we should realize the synergies.

Wesley Keith Golladay: And at this time, we’ll take any questions from the audience.

Unidentified Analyst: (inaudible). Can you speak to applying the balance between remaining aggressive in acquisition (inaudible)

Lisa Palmer: The question is the balance between, if I may think — I’m going to try to paraphrase it, being aggressive on acquisitions as well as with the potential looming recession.

Again, the way we think about it is we have a track record, a pretty good track record of understanding how the types of assets that we want to own perform through different cycles. So when you’re looking at acquisitions, what you look — it really comes down to how are you underwriting the cash flows through what you may think may be some type of cycle.

You’ve heard us say, I said it Alan reiterated it, we are not seeing that yet today, and we are not seeing any weakness in the demand for space, the rents that the tenants are willing to pay yet is exactly what Alan said, and he’s hoping it may be never, and it may be never. But as we do look at acquisition opportunities, we’re going in with eyes wide open.

And again, we have a lot of experience in markets across the United States with the type of assets that we look to underwrite, and we just apply that experience. And if the numbers make sense and it checks those 3 boxes, whether it’s a single property, whether it’s a portfolio of properties or whether it’s a company, accretive to earnings, accretive to quality, accretive to future growth rate, then we’ll act. And so we have to have the access to the sources to fund it. And again, in the Urstadt Biddle portfolio, that was easy, it was stock for stock. With regards to developments, again, we’re using our free cash flow leveraged to allow us to get to the — to be able to fund that $200 million or north thereof. And anything incremental above that will be evaluated on a case-by-case basis.

Unidentified Analyst: How should we think about the net effective rent for the Biddle Properties (inaudible) Do they need a little bit more capital?

Michael J. Mas: Yes, it’s a good question. So in our underwriting, and we spoke about this on the merger call, we have planned for a slightly more capital load on the margin. And I think that represents 2 things. One, the leasing opportunity that I mentioned before. So some of that will be coming from leasing capital, more activity. Some of that will come from Regency applying its portfolio standards to the assets.

But I don’t think you’ll see the Regency total given the size of the Urstadt Biddle portfolio in relation to ours. You won’t see a material move in our 10% to 11% range as a result of that incrementally higher capital look.

Unidentified Analyst: It’s a pretty basic elementary question, Mike. You made a comment that you thought that, that was good optionality (inaudible) assuming (inaudible) Why is that a better deal for you (inaudible) leverage and just unsecured debt (inaudible)

Michael J. Mas: Mostly, yes. I think the short answer is they’re roughly the same cost today. We can do it.

Lisa Palmer: (inaudible) Forever.

Michael J. Mas: Yes, and the preferreds are forever at this point in time. So that optionality — that’s true. But we’re so below our tax from a payout ratio perspective, we’re very healthy. So we don’t really need those deductions. We have carried preferred in the past. We refinanced those out of preferred into debt. And we would probably, in that same environment, operate under the same playbook. But right now that — they’re essentially the same.

Unidentified Analyst: What would you say the tenure would have to trade down to (inaudible)

Lisa Palmer: Depends what spreads do.

Michael J. Mas: Yes. I was going to say the same thing. I’m thinking about total coupon. It probably had to be north of a 100 basis point spread between the cost of the preferred and the cost of long-term debt capital. One thing we wouldn’t see — you wouldn’t see Regency does trade permanent capital for 5-year as an example.

[….]

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Certain statements in this document regarding anticipated financial, business, legal or other outcomes including business and market conditions, outlook and other similar statements relating to the proposed transaction between Regency and Urstadt Biddle or Regency’s and Urstadt Biddle’s future events, developments or financial or operational performance or results are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are identified by the use of words such as “may,” “will,” “could,” “can”, “should,” “plan”, “seek”, “would,” “expect,” “estimate,” “believe,” “intend,” “forecast,” “project,” “anticipate,” “guidance,” or variations of such words and other similar language and the negatives of such words. However, the absence of these or similar words or expressions does not mean a statement is not forward-looking. While we believe these forward-looking statements are reasonable when made, forward-looking statements are not guarantees of future performance or events and undue reliance should not be placed on these statements. These forward-looking statements are based on certain assumptions and analyses made by Regency or Urstadt Biddle in light of their respective experiences and their respective perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance these expectations will be attained, and it is possible actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Regency’s and Urstadt Biddle’s operations are subject to a number of risks and uncertainties including, but not limited to, those risk factors described in our respective SEC filings. When considering an investment in our securities, you should carefully read and consider these risks, together with all other information in our respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings and submissions to the SEC. If any of the events described in the risk factors actually occur, our respective businesses, financial condition or operating results, as well as the market price of our respective securities, could be materially adversely affected. Forward-looking statements are only as of the date they are made, and Regency and Urstadt Biddle undertake no duty to update their respective forward-looking statements, whether as a result of new information, future events or developments or otherwise, except as to the extent required by law. These risks and events include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between Regency and Urstadt Biddle; the effect of the announcement of the proposed transaction on the ability of Regency and Urstadt Biddle to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; Regency’s and Urstadt Biddle’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the proposed transaction; failure to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto, including significant transaction costs and/or unknown or inestimable liabilities, risks related to diverting the attention of Regency and Urstadt Biddle management from ongoing business operations and the risk of stockholder litigation in connection with the proposed transaction; risk factors related to the integration of the two companies and the future opportunities and plans for the combined company; risk factors related to the current economic environment; risk factors related to pandemics or other health crises; risk factors related to operating retail-based shopping centers; risk factors related to real estate investments; risk factors related to the environment affecting Regency’s and Urstadt Biddle’s properties; risk factors related to corporate matters; risk factors related to our respective partnerships and joint ventures; risk factors related to funding strategies and capital structure; risk factors related to the market price for our respective common stock and other securities; and risk factors related our respective qualifications as a REIT.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Regency’s and Urstadt Biddle’s respective periodic reports and other filings with the SEC, including the risk factors identified in Regency’s and Urstadt Biddle’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Regency nor Urstadt Biddle undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Regency intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Urstadt Biddle and that also constitutes a prospectus of Regency. Each of Regency and Urstadt Biddle may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Regency or Urstadt Biddle may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Urstadt Biddle. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Regency, Urstadt Biddle and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Regency will be available free of charge on Regency’s website at https://investors.regencycenters.com or by requesting copies by mail from Investor Relations, Regency Centers Corporation, One Independent Drive, Suite 114, Jacksonville, FL 32202-5019. Copies of the documents filed with the SEC by Urstadt Biddle will be available free of charge on Urstadt Biddle’s website at https://investors.ubproperties.com or by requesting copies by mail from Secretary, Urstadt Biddle Properties Inc., 321 Railroad Avenue, Greenwich, CT 06830.

Participants in the Solicitation

Regency, Urstadt Biddle and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Regency, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Regency’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2023, and Regency’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Information about the directors and executive officers of Urstadt Biddle, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Urstadt Biddle’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on February 7, 2023 and Urstadt Biddle’s Annual Report on Form 10-K for the fiscal year ended October 31, 2022, which was filed with the SEC on January 13, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Regency or Urstadt Biddle using the sources indicated above.